

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 30, 2010

Via U.S. Mail and Facsimile (847) 289-1843

Mr. Michael J. Valentine, Chief Financial Officer
John B. Sanfilippo & Son, Inc.
1703 North Randall Road
Elgin, Illinois 60123

   Re: John B. Sanfilippo & Son, Inc.
     Form 10-K for the Fiscal Year Ended June 25, 2009
     Filed August 27, 2009
     File No. 000-19681

Dear Mr. Valentine:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       H. Roger Schwall
       Assistant Director